================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                                 iBasis, Inc.
                                 ------------
                               (Name of Issuer)


                        Common Stock, $0.001 Par Value
                        ------------------------------
                        (Title of Class of Securities)


                                   450732102
                         -----------------------------
                                (CUSIP Number)

                               James J. Maiwurm
                       Squire, Sanders & Dempsey L.L.P.
                          8000 Towers Crescent Drive
                                  14th Floor
                         Tysons Corner, VA 22182-2700
                                (703) 720-7800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 7, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================
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CUSIP No. 450732102
--------------------------------------------------------------------------------
1.  Names of Reporting Person(s):  Daniel J. Price
    I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

         00
    --------------
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                                        7. Sole Voting Power: 1,708,873
                                                              ------------------

      Number of Shares                  8. Shared Voting Power: -0-
        Beneficially                                           -----------------
          Owned by
      Each Reporting                    9. Sole Dispositive Power: 1,708,873
       Person With:                                                -------------

                                        10.  Shared Dispositive Power: -0-
                                                                       ---------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,708,873
         ---------
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

         3.8%
         ----
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN


--------------------------------------------------------------------------------

CUSIP No. 450732102
--------------------------------------------------------------------------------
1.  Names of Reporting Person(s):  Timothy M. Price
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

         00
    --------------
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                                        7. Sole Voting Power: 1,708,873
                                                              ------------------

      Number of Shares                  8. Shared Voting Power: -0-
        Beneficially                                           -----------------
          Owned by
      Each Reporting                    9. Sole Dispositive Power: 1,708,873
       Person With:                                                -------------

                                       10. Shared Dispositive Power:   -0-
                                                                       ---------


11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,708,873
         ---------
--------------------------------------------------------------------------------
12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         3.8%
         ----
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

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ITEM 1.  Security and Issuer
         -------------------

          This Amendment No. 1 to Schedule 13D, which was filed with the Commission on May 30, 2001, relates to the common stock, $0.001 par value ("Issuer Common Stock"), of iBasis, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 20 Second Avenue, Burlington, MA 01803.

ITEM 2.  Identity and Background
         -----------------------

          Item 2(c) is hereby amended to read in its entirety as follows:

          "(c) Daniel J. Price is the former Senior Vice President, Speech Solutions, and a former director, of the Issuer. Daniel J. Price's address is 8000 Towers Crescent Drive, Suite 1350, Vienna, Virginia 22182. Timothy M. Price is a former Vice President of the Issuer's Speech Solutions business unit, and his address is c/o Daniel J. Price, 8000 Towers Crescent Drive, Suite 1350, Vienna, Virginia 22182."

ITEM 4.  Purpose of Transaction
         ----------------------

          Item 4 is hereby amended as follows:

          The fourth through the eighth paragraphs of Item 4 are deleted and replaced in their entirety with the paragraphs set forth below. The ninth (and final) paragraph of Item 4 is retained without amendment.

          "At the Issuer's May 31, 2001 annual meeting, the Reporting Persons voted their shares of Issuer Common Stock "For" the election of Mr. Charles M. Skibo to the Issuer's Board of Directors and the ratification of Arthur Andersen, LLP as the Issuer's independent auditors for the fiscal year ending December 31, 2001.

          As initially reported in Item 4, in May 2001 Daniel J. Price proposed that A. Joe Mitchell, Jr. be elected to fill a then-existing vacancy on the Issuer's Board of Directors. Mr. Mitchell is the Founder, Chairman and Chief Executive Officer of VarTec Telecom, a long distance telephone service provider that he built into a profitable, billion dollar business leading him to be named Ernst & Young's National Entrepreneur of the Year for Technology/Communications. Daniel J. Price believes that Mr. Mitchell was not seriously considered by the Issuer's management and Board.

          Instead, W. Frank King was elected to the Issuer's Board of Directors in June 2001. Mr. King has held a number of executive positions, including at IBM where his last position was VP of the Entry Systems Division, and Lotus Development Corp., where as Senior VP of development he was responsible for the Company's suite of PC-based software applications. He was also CEO and Director of Concero, Inc., formerly PSW Technologies, Inc., an e-business services firm.

          Timothy M. Price continued as an employee of the Issuer's Speech Solutions business unit until his resignation on July 26, 2001.

          On November 7, 2001 Daniel J. Price resigned from the Issuer's Board of Directors, effective immediately. There have existed conflicts between Daniel J. Price and members of senior management, and at least some members of the Board of Directors, as to the strategic direction of the Issuer and the processes that should be followed in evaluating and implementing strategic alternatives. Based on recent events and communications, Mr. Price determined that he was no longer able to act

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effectively on behalf of the Issuer and its stakeholders, and that it might be counterproductive for him to remain, as a member of the Issuer's Board of Directors. Mr. Price hopes that his resignation from the Board will permit the Board to operate more effectively. He has urged the Board of Directors, with the benefit of independent advice, to promptly evaluate strategic alternatives for the Company as a whole and take appropriate action to preserve as much value as possible for all of the Company's stakeholders.

          The Reporting Persons reserve the right, at any time and without notice to the Issuer, to (1) take actions designed to preserve the value of Issuer in its entirety, including its Speech Solutions business unit, (2) dispose of some or all of their shares of Issuer Common Stock, and (3) acquire additional shares of Issuer Common Stock or other securities of the Issuer. The Reporting Persons may discuss some of these matters with other significant stakeholders of the Issuer.

          The Reporting Persons signed `lock-up' agreements in connection with the Issuer's acquisition of PriceInteractive, Inc. on February 27, 2001. These contractual restrictions on sales of Issuer Common Stock by the Reporting Persons expired on August 26, 2001. Since neither of the Reporting Persons is any longer an employee or a director of the Issuer, neither is subject to any contractual or other legal restriction on sales of Issuer Common Stock. The Reporting Persons may act independently of one another in connection with any sales of some or all of their shares of Issuer Common Stock and any purchases of other Issuer securities."


                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2001

                                    /s/ Daniel J. Price
                                    -------------------
                                    Daniel J. Price


                                    /s/ Timothy M. Price
                                    --------------------
                                    Timothy M. Price



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